Exhibit 99.1

SIGMA LITHIUM AND LG ENERGY SOLUTION SIGN MILESTONE SIX-YEAR

BINDING TERM SHEET FOR LITHIUM OFFTAKE AGREEMENT

HIGHLIGHTS

•	Binding offtake term sheet signed between Sigma Lithium and LG Energy Solution to supply Battery Grade Sustainable Lithium Concentrate through 2027, with start of commercial delivery set for 2022.

•	LG Energy Solution to purchase on a “take-or-pay” basis 60,000 tons per year of Battery Grade Sustainable Lithium Concentrate for the first phase of Sigma Lithium’s production, increasing by 40,000 tons per year during the second phase of production, for a total purchase on a “take-or-pay” basis of 100,000 tons per year.

•	Pricing will be floating and linked to market prices for high purity lithium hydroxide.

•	LG Energy Solution and Sigma mutually have agreed to optional additional offtake volumes of up to 50,000 tons per year of Battery Grade Sustainable Lithium Concentrate.

VANCOUVER October 05, 2021-- Sigma Lithium Corporation (“Sigma Lithium”) (NASDAQ: SGML) (TSX-V: SGML), dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium concentrate, announced the signing of a binding term sheet for an offtake agreement on a “take or pay” basis (the “Offtake”) for the sale of 6% battery-grade high purity and environmentally sustainable lithium concentrate (“Battery Grade Sustainable Lithium Concentrate”) to LG Energy Solution, Ltd (“LGES”), one of the world’s largest manufacturers of advanced lithium-ion batteries for electric vehicles.

The six-year LGES Offtake for Battery Grade Sustainable Lithium Concentrate scales from 60,000 tons per year in 2023 to 100,000 tons per year from 2024 to 2027 (“Guaranteed Take-or-Pay Quantity”) subject to Sigma Lithium and LGES executing a mutually acceptable definitive documentation to implement the Offtake. Sigma Lithium and LGES also agreed to negotiate each year, starting in 2022, an additional optional supply of Battery Grade Sustainable Lithium (“Optional Offtake Quantity”), not otherwise committed in other Sigma Lithium offtake arrangements, as per the table below.

	2022	2023	2024	2025	2026	2027
Guaranteed Quantity (in dry metric tonnes)	0	60,000	100,000	100,000	100,000	100,000
Optional Quantity (in dry metric tonnes)	15,000	15,000	50,000	50,000	50,000	50,000

The purchase price for the Battery Grade Sustainable Lithium Concentrate under the Offtake will be linked to market prices for the high purity lithium hydroxide during the term of the Offtake.

The Offtake is intended to be legally binding on both Sigma Lithium and LGES, and is subject to, among other things, completion of the negotiation of definitive written agreement(s), which are to be consistent with the agreed terms contained in the binding term sheet.

“With the rapid growth of the EV battery market, securing large volumes of environmentally sustainable and high-quality lithium materials is becoming one of the important sources of competitiveness in our industry,” said Mr. Dong Soo Kim, Senior Vice President of Procurement Center at LG Energy Solution. “We are delighted to sign this landmark offtake with Sigma Lithium, sourcing environmentally-friendly battery-grade sustainable lithium concentrate directly from the upstream producer and collaborating with Sigma Lithium to make our battery supply chain increasingly more sustainable through our shared focus on innovation and ESG.”

“Since 2018, Sigma Lithium has been producing battery-grade sustainable lithium concentrate at its on-site demonstration pilot plant while executing our sustainability roadmap to support decarbonization and reach net zero emissions by 2024,” said Ana Cabral-Gardner, Co-CEO, Sigma Lithium. “We believe this offtake will create long-term value for all of our stakeholders. Sigma Lithium has been able to deliver large samples of one of the purest, most environmentally and socially sustainable lithium concentrates in the marketplace to potential customers. Thus, our focus on sustainability and the investments we made in our assets to develop an environmentally friendly process to produce battery grade sustainable lithium concentrate, enables Sigma Lithium to attain a leading industry position, supplying LG Energy Solution, the largest global producer of advanced batteries for electric vehicles and green energy storage.”

“We are truly delighted to have the ability to provide LG Energy Solution with significant quantities of battery grade sustainable lithium concentrate that will support the large-scale production of lithium-ion batteries required to power the future of electric mobility and clean energy,” added Cabral-Gardner. “This offtake is perfectly aligned with our strategy of creating direct commercial relationships with the largest Tier 1 battery producers (who are the final end-users in the lithium supply chain), providing stability to our future cash flows. Sigma Lithium’s production process is 100% powered by clean energy, does not utilize hazardous chemicals, recirculates 100% of the water and dry stacks 100% of its tailings. We believe that sustainable, scalable and reliable production of high-quality lithium will be essential to meeting demand from sustainable energy leaders like LGES.”

ABOUT SIGMA LITHIUM

Sigma Lithium is a Canadian company developing, with an environmental sustainably ESG focused strategy, the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil (the “Project”). The Company has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant (the “Pilot Plant”) since 2018. This pilot production has been an important part of the successful commercial strategy of the Company, shipping samples of its low carbon “green & sustainable” high purity lithium to leading global potential customers, for product certification and testing, with the goal of participating in the rapidly expanding electric vehicle (“EV”) supply chain.

The Company is in pre-construction and detailed engineering of an environmentally friendly, fully automated, dense media separator (“DMS”) production plant, that will apply proprietary algorithms to digitally control the dense media. The production plant will be vertically integrated into the Company´s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The production plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium-ion battery supply chain for EVs.

The Company continues to demonstrate its commercial and market relevance by significantly advancing its strategic goals on three fronts: near-term production scheduled for 2022, completing the studies for the viability of production expansion contemplated for 2023, and the determination of the ultimate extent and unique high-purity quality of mineral resources at the Company´s wholly-owned Grota do Cirilo Project, all while maintaining its strategic leadership in ESG in the lithium supply chain.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of ESG practices, which were established as part of its core purpose at inception in 2012. The production process will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. The DMS process of the production plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com

ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA:

Colleen Robar

(United States) +1 313 207 5960

crobar@robarpr.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking statements" under applicable US and Canadian securities legislation including statements relating to future ESG targets and the achievement of certain milestones, including in relation to offtake agreements completion, the terms of the Offtake (including quantities), value creation, cash flows as a result of the Offtake and the execution of definitive documentation reflecting the terms of the binding term sheet, relevant internal and organizational approvals, production estimates and other forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur are forward-looking information, including statements regarding the entering into of definitive documentation and terms thereof and benefits of the Offtake may or may not occur. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, , metal prices, exchange rates, taxation, the estimation, timing and amount of mineral resources and reserves, future development and production, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes, litigation risks, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, claims and limitations on insurance coverage and other risks of the mining industry, changes in national and local government regulation of mining operations, and regulations and other matters including the COVID-19 pandemic. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to our public filings available at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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